File No. 83-1

Regulation IA

Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the “Bank”)

In respect of the Bank’s

Series No. 030, Tranche No. A

A$1,000,000,000 4.60% Medium Term Notes due 21 July 2031

Filed pursuant to Rule 3 of Regulation IA

Dated: January 21, 2026

File No. 83-1

Regulation IA

Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of A$1,000,000,000 4.60% Medium Term Notes due 21 July 2031, Series No. 030, Tranche No. A (the “Notes”), under the Bank’s Australian Dollar Medium Term Note Program. The Notes are being issued pursuant to: the Information Memorandum dated December 18, 2009 (the “Information Memorandum”) and the Dealer Agreement dated July 16, 1999, as amended (both previously filed); the Subscription Agreement dated January 19, 2026 (the “Subscription Agreement”); and the Pricing Supplement dated January 19, 2026 (the “Pricing Supplement”) (all of which are attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 12 through 28 of the Information Memorandum; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 20 through 21 of the Information Memorandum; and the attached Subscription Agreement.

Item 3. Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per
Note: 99.765%	0.0960%		99.669%
Total: A$997,650,000.00	A$960,000.00	A$	996,690,000.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 8 of the Information Memorandum and the “Use of Proceeds” language under “General Information / Additional Information Regarding the MTNs” in the attached Pricing Supplement.

[1]	The Bank has agreed to indemnify the Underwriters against certain liabilities.

File No. 83-1

Regulation IA

Rule 3

Item 7. Exhibits

(A)	Opinion of the Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated 21 January 2026

(B)	Pricing Supplement

(C)	Subscription Agreement

Exhibit A

21 January 2026

Reserve Bank of Australia

65 Martin Place

Sydney NSW 2000

Australia

Australia and New Zealand Banking Group Limited

Level 5, ANZ Tower

242 Pitt Street

Sydney NSW 2000

Australia

Daiwa Capital Markets America Inc.

1251 Avenue of the Americas, 49th Floor

New York, NY 10020

United States of America

Royal Bank of Canada

Level 59

25 Martin Place

Sydney NSW 2000

Australia

Ladies and Gentlemen:

Reference is made to the proceedings of the Inter-American Development Bank (the “Bank”) to establish the Australian Medium Term Note Program of the Bank (the “Program”), as it may be amended, restated, or superseded from time to time, and to authorize the issue and sale of medium term notes thereunder (the “Program Notes”) pursuant to a Dealer Agreement dated as of July 16, 1999, as amended by a letter dated as of December 18, 2009 and as it may be supplemented further or amended from time to time, between the Bank and Westpac Banking Corporation, as Arranger and Dealer (the “Dealer Agreement”); a Deed Poll dated as of July 16, 1999, as amended and restated by an Amended and Restated Deed Poll dated as of December 18, 2009 by the Bank (the “Amended and Restated Deed Poll”) in favor of Program Notes holders; and a Registry Services Agreement, dated as of July 16, 1999, as amended by a letter dated as of December 18, 2009 and as it may be supplemented or amended from time to time, between the Bank and the Reserve Bank of Australia, as Registrar (the “Registry Services Agreement”). In connection with such proceedings, I have examined, among other documents, the following:

(a)	The Agreement Establishing the Inter-American Development Bank, as amended (the “Bank Agreement”), and the By-Laws of the Bank, as amended;

(b)

Global Borrowing Authorization Resolution DE-5/16, adopted by the Board of Executive Directors of the Bank on March 9, 2016, authorizing the issuance and sale of the Program Notes in such form as shall be determined by an authorized representative of the Bank (as defined therein);

(c)

The letter dated March 25, 1999, from G.J. Thompson, Chief Executive Officer, Australian Prudential Regulation Authority, to G.N. Hammond, Mallesons Stephen Jaques, the Bank’s Australian Legal Counsel, granting the Bank exemption from compliance with section 66 of the 1959 Banking Act to the extent that said section would have prohibited the Bank from using the word “bank” or “banker” or “banking” in relation to the business of raising funds in the Australian domestic capital market by way of issuing securities;

(d)	The updated Information Memorandum of the Program dated as of December 18, 2009 (the “Information Memorandum”), as it may be supplemented or amended from time to time;

(e)	The Dealer Agreement;

(f)	The Amended and Restated Deed Poll;

(g)	The Registry Services Agreement;

(h)

The Pricing Supplement dated 19 January 2026 in relation to the issue of the A$1,000,000,000 4.60% Medium Term Notes due 21 July 2031, Series No. 030, Tranche No. A (the “Notes”) under the Program; and

(i)

The Subscription Agreement dated 19 January 2026 between the Bank, Australia and New Zealand Banking Group Limited, Daiwa Capital Markets America Inc., and Royal Bank of Canada in relation to the issue of the Notes.

I am of the opinion that:

(a)

The Bank is an institution duly established and existing under the Bank Agreement, and said Agreement has been duly signed and accepted or ratified by all the members of the Bank and the amendments thereto have been duly adopted; the Bank has status as a legal entity as a matter of the domestic laws of the members of the Bank; and the Bank has all power and authority necessary to own its property and conduct its business, as described in the Information Memorandum;

(b)

Although I express no opinion as to the financial statements or other financial or statistical information contained or incorporated therein, I have no reason to believe that the Information Memorandum includes any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(c)

To the best of my knowledge, after reasonable investigation, there is no litigation or any governmental proceeding pending or threatened against the Bank which would affect the subject matter of the Dealer Agreement or the issue of the Notes;

(d)

To the best of my knowledge, all governmental consents, approvals or authorizations required for the execution, delivery and performance by the Bank of the Dealer Agreement, the Amended and Restated Deed Poll, the Registry Services Agreement, the Pricing Supplement described above, the Subscription Agreement described above (together, the “Documents”) and the issue of the Program Notes, (including the Notes) or for the consummation of the transactions contemplated therein, have been obtained and all declarations and filings with governmental authorities required pursuant to the Bank Agreement have been made;

(e)	To the best of my knowledge, the Bank is not in violation of the Bank Agreement or its By-Laws, or in default under any agreement, indenture or instrument;

(f)

The execution, delivery or performance of the Documents and the issue of the Program Notes (including the Notes), will not conflict with, or result in the creation or imposition of any lien, charge or encumbrance upon any of the assets of the Bank pursuant to the terms of, or constitute a default under, any agreement, indenture, or instrument known to me, or result in a violation of the Bank Agreement or the By-Laws of the Bank or any order, rule or regulation of any governmental agency to whose jurisdiction the Bank would be subject;

(g)

The Documents and the issue of the Notes have been duly authorized, executed and delivered by the Bank and, assuming due execution thereof by the other parties thereto (if any), each such agreement or deed is a valid and legally binding obligation of the Bank, enforceable in accordance with its terms;

(h)

When the details of the Notes required to be inscribed on the register of Notes are so inscribed, the Notes will be legal, valid and binding obligations of the Bank enforceable in accordance with their terms;

(i)

The statements made in the Information Memorandum under the caption “Program Summary” insofar as they purport to summarize the provisions of the Documents, the Program Notes, and any other document or agreements specifically referred therein, fairly present such information; and

(j)

The Bank has the power and authority under the Bank Agreement and the By-Laws of the Bank to execute and deliver the Documents, and to perform its obligations (including the sale and delivery of the Notes and other Program Notes) thereunder.

In rendering the foregoing opinion, I have relied, with respect to matters of New South Wales law, upon the opinion of King & Wood Mallesons delivered on the date of this opinion in connection with the Documents. Also, I have assumed that signatures on all documents examined by me are genuine.

Very truly yours,

/s/ Alessandro Macri

Alessandro Macri
Chief Counsel
Corporate Legal Affairs Division

Exhibit B

Series No.: Tranche No.: Date:	030 A 19 January 2026

INTER-AMERICAN DEVELOPMENT BANK

Australian Dollar Medium Term Note Program

issue of

A$1,000,000,000 4.60% Medium Term Notes due 21 July 2031

(“MTNs”)

The Program has been rated AAA by Standard & Poor’s

and Aaa by Moody’s Investors Service, Inc.

Each offer to purchase or invitation to buy MTNs must (a) constitute an offer or invitation which does not require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act 2001 of Australia such that the amount payable by each person who subscribes for MTNs must be at least A$500,000 (disregarding moneys lent by the offeror or its associates), and (b) must comply with Banking exemption No. 1 dated 21 March 2018 promulgated by the Australian Prudential Regulation Authority as if it applied to the Issuer, mutatis mutandis. The sale of the MTNs is also subject to other selling restrictions as set out in the Information Memorandum dated 18 December 2009 and this Pricing Supplement.

The Issuer is not a bank which is authorised under the Banking Act 1959 of Australia. The MTNs are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

This Pricing Supplement (as referred to in the Information Memorandum dated 18 December 2009 (“Information Memorandum”) and Deed Poll dated 16 July 1999, as amended and restated on 18 December 2009, together the “Deed Poll” in relation to the above Program) relates to the Tranche of MTNs referred to above.

The Terms and Conditions of the MTNs are as set out on pages 12 to 28 of the Information Memorandum, as supplemented and amended by this Pricing Supplement. The MTNs are constituted by the Deed Poll. Terms used but not defined in this Pricing Supplement have the meanings given to them in the Information Memorandum.

The most recent Information Statement incorporated by reference in the Information Memorandum is dated 26 February 2025.

The particulars to be specified in relation to such Tranche are as follows:

1	Description of MTNs:	Fixed Rate MTNs

2	Issuer:	Inter-American Development Bank

3	Registrar:	Reserve Bank of Australia

4	Type of Issue:	Underwritten

5	Dealers:	Australia and New Zealand Banking Group Limited (ABN 11 005 357 522) Daiwa Capital Markets America Inc. Royal Bank of Canada (ABN 86 076 940 880)

6	Currency: • of Denomination • of Payment	Australian dollars Australian dollars

7	Aggregate principal amount of Tranche:	A$1,000,000,000

8	If interchangeable with existing Series:	Not applicable

9	Issue Date:	21 January 2026

10	Issue Price:	99.765% of the Aggregate principal amount of the Tranche

11	Denomination:

A$1,000, subject to the requirement that the amount payable by each person who subscribes for MTNs when issued in or transferred within Australia must be at least A$500,000.

In addition, the issue and the transfer of MTNs in Australia must comply with Banking exemption No. 1 of 2018 dated 21 March 2018 promulgated by the Australian Prudential Regulation Authority as if it applied to the Issuer mutatis mutandis (and which requires all offers of any parcels of MTNs to be for an aggregate principal amount of at least A$500,000).

12	Definition of Business Day:	A day (other than a Saturday or Sunday) on which commercial banks are open for general banking business in Sydney.

13	Interest: (a) If Interest bearing:

	(i) Interest Rate:	4.60% per annum paid semi-annually in arrear.

	(ii) Interest Amount:	A$23.00 per MTN on each Interest Payment Date.

	(iii) Interest Payment Dates:	21 January and 21 July of each year, commencing on 21 July 2026 and ending on the Maturity Date

	(iv) Interest Period End Dates:	Interest Payment Dates

	(v) Applicable Business Day Convention:	Following

	• for Interest Payment Dates:	As above

	• for Maturity Date:	Unadjusted

	• for Interest Period End Dates:	Unadjusted

	• any other dates:	As above

(vi) Day Count Fraction:

RBA Bond Basis, which means one divided by the number of Interest Payment Dates in a year (or in respect of the calculation of interest for any period of time where the Calculation Period does not constitute an Interest Period, the actual number of days in the Calculation Period divided by 365 (or, if any portion of the Calculation Period falls in a leap year, the sum of:

(i) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366; and

(ii)  the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365)).

	(vii) Interest Commencement Date:	21 January 2026

	(viii) Minimum Interest Rate:	Not applicable

	(ix) Maximum Interest Rate:	Not applicable

	(x) Issue Yield:	4.649% per annum (semi-annual)

	(b) If non-interest bearing: • Amortisation Yield:	Not applicable

14	Maturity Date:	21 July 2031

15	Maturity Redemption Amount:	Outstanding Principal Amount

16	Early Termination Amount:	Outstanding Principal Amount

17	Any Clearing System other than Austraclear:

Interests in MTNs traded in the Austraclear System may also be traded through Euroclear and Clearstream, Luxembourg.

See the section of the Information Memorandum entitled “Clearing System” on page 10.

18	Additional Tax Consequences and Disclosure:	See the section of the Information Memorandum entitled “Taxation” on pages 33 to 37, amended as set out in Schedule A to the Pricing Supplement.

19	Other Conditions:	Not applicable

20	Selling Restrictions:	The Selling Restrictions are amended as set out in Schedule B to this Pricing Supplement and, in addition, the MTNs will not be offered, sold or distributed, directly or indirectly, in the United States of America, its territories or possessions or to, or for the account or benefit of, U.S. Persons (as such term is defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933, as amended).

21	Address for Notices (if necessary):	Not applicable

22	Listing:	Not applicable

23	ISIN:	AU3CB0330306

24	Common Code:	327376560

General Information

Additional Information Regarding the MTNs

The language set out under the heading “Use of Proceeds” in the section entitled “Program Summary” of the Information Memorandum shall be deleted in its entirety and replaced by the following:

“The Issuer intends to apply the net proceeds from this offer of Notes specifically for “Eligible Projects” under the “Eligible Social Categories”, in accordance with and as defined in the Issuer’s Sustainable Debt Framework (the “SDF”) and the applicable “Eligible Project Categories” in accordance with and as defined in the Issuer’s Amazonia Bond Issuance Guidelines (the “ABIG”). The proceeds will be invested in accordance with the Issuer’s conservative liquidity investment guidelines until used to support the Issuer’s financing of Eligible Projects.

The SDF and ABIG are available on the website of the Issuer at https://www.iadb.org/en/how-we-can-work-together/investors. Such information relating to the SDF and ABIG will be updated from time to time. Information on the Issuer’s website, including the SDF and ABIG, is not intended to be incorporated by reference into this Pricing Supplement.”

Additional Investment Considerations

Although the net proceeds from the sale of the MTNs will be included in the ordinary capital resources of IADB, used in its ordinary operations, the MTNs may not satisfy an investor’s requirements if the investor seeks to invest in assets with certain sustainability characteristics. No assurance is or can be given to investors that the use of proceeds will satisfy, whether in whole or in part, any present or future investor expectations or requirements regarding any investment criteria or guidelines applicable to any investor or its investments. In addition, no assurance is or can be given to investors that any projects undertaken by IADB will meet any or all investor expectations regarding “sustainable” or other equivalently-labelled performance objectives or that any adverse environmental, social and/or other impacts will not occur during the implementation by the borrower or any other implementing entity of any projects. Furthermore, it should be noted that there is currently no clearly-defined definition (legal, regulatory or otherwise) of, nor market consensus as to what constitutes, a “sustainable” or an equivalently-labelled project or as to what precise attributes are required for a particular project to be defined as “sustainable” or such other equivalent label and if developed in the future, MTNs may not comply with any such definition or label.

There can be no assurance that the net proceeds from the sale of any particular tranche of MTNs will be totally or partially disbursed for any projects undertaken by IADB within the term of such MTNs. Not all projects undertaken by IADB will be completed within the specified period or with the results or outcome as originally expected or anticipated by IADB and some planned projects might not be completed at all. Each potential purchaser of the MTNs should determine for itself the relevance of the information contained in the Information Memorandum regarding the use of proceeds and its purchase of the MTNs should be based upon such investigation as it deems necessary.

CONFIRMED

Inter-American Development Bank

/s/ Gustavo Alberto De Rosa
By:	Gustavo Alberto De Rosa
Title:	Chief Financial Officer and General Manager, Finance Department

Date:	19 January 2026

SCHEDULE A

The section entitled “United States Taxation” set out on pages 33 and 37 of the Information Memorandum is deleted and replaced with the following:

United States Taxation

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that (a) any discussion of United States federal tax issues contained or referred to in this Information Memorandum or any document referred to herein is not intended or written to be used, and cannot be used, by you for the purpose of avoiding penalties that may be imposed on you under the United States Internal Revenue Code, (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein, and (c) you should seek advice based on your particular circumstances from an independent tax advisor.

This section describes certain United States federal income tax consequences of owning the MTNs and certain provisions of the Bank Agreement concerning the taxation of the MTNs. It applies only to MTN Holders acquiring MTNs in the offering who hold such MTNs as capital assets for tax purposes. This section does not apply to an MTN Holder that is a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns MTNs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that owns MTNs as part of a straddle or conversion transaction for tax purposes;

•	a person that purchases or sells MTNs as part of a wash sale for tax purposes; or

•	a United States MTN Holder, as defined below, whose functional currency for tax purposes is not the United States Dollar.

This section is based on the Internal Revenue Code of 1986, as amended (“Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

This section applies only to MTNs issued on a fully paid basis, that bear interest at a fixed rate, that are not issued with original issue discount, and that do not provide for amortization payments prior to maturity. Accordingly, this section does not apply to MTNs that are non-interest bearing, that provide for floating interest payments, or that are issued on a partly paid basis. If any MTNs are subject to special rules (for example, the rules regarding original issue discount or contingent payment debt instruments), such rules will be discussed in the applicable Pricing Supplement.

Notwithstanding any of the tax information provided in this Information Memorandum, which does not purport to be complete, all persons considering the purchase of the MTNs should consult their own tax advisor concerning the consequences of owning these MTNs in their particular circumstances under the Code and the laws of any other taxing jurisdiction.

1.	Tax Status – General

The MTNs and the interest thereon generally will be subject to taxation.

The Bank Agreement provides that the MTNs and the interest thereon are not subject to any tax by a member of the Issuer (a) which tax discriminates against the MTNs solely because they are issued by the Issuer, or (b) if the sole jurisdictional basis for the tax is the place or currency in which the MTNs are issued, made payable or paid, or the location of any office or place of business maintained by the Issuer. Also, under the Bank Agreement, the Issuer is not under any obligation to withhold or pay any tax imposed by any member on the MTNs. Accordingly, payments on the MTNs will be made to the Registrar without deduction in respect of any such tax.

The imposition of United States federal income tax in the manner described herein is not inconsistent with the provisions of the Bank Agreement.

2.	Tax Status – United States

The United States Treasury Department has issued to the Issuer rulings dated May 4, 1988 and May 5, 1989 (“Rulings”) regarding certain United States tax consequences under the Code of the receipt of interest on securities issued by the Issuer. The Rulings provide that interest paid by the Issuer on such securities, including payments attributable to accrued original issue discount, constitutes income from sources outside the United States. The Rulings further determine that neither the Issuer nor an agent appointed by it as principal for the purpose of paying interest on securities issued by the Issuer is required to withhold tax on interest paid by the Issuer.

Under the Rulings, interest paid by the Issuer ordinarily would not be subject to United States federal income tax, including withholding tax, if paid to a non-resident alien individual (or foreign partnership, estate or trust) or to a foreign corporation, whether or not such person is engaged in trade or business in the United States. However, absent any special statutory or treaty exception, such interest would be subject to United States federal income tax in the following cases: (i) such interest is derived by such person in the active conduct of a banking, financing or similar business within the United States and such interest is attributable to an office or other fixed place of business of such person within the United States, or (ii) such person is a foreign corporation taxable as an insurance company carrying on a United States insurance business and such interest is attributable to its United States business.

3.	United States MTN Holders

This section describes the tax consequences to a United States MTN Holder. An MTN Holder is a United States MTN Holder if it is a beneficial owner of an MTN and is:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Except for portions that explicitly address foreign persons, this section does not apply to MTN Holders who are not United States MTN Holders.

4.	Payments of Interest

MTN Holders will be taxed on any interest on their MTNs as ordinary income at the time such holder receives the interest or when it accrues, depending on such holder’s method of accounting for tax purposes.

Cash Basis Taxpayers. If an MTN Holder is a taxpayer that uses the cash receipts and disbursements method of accounting for tax purposes, such MTN Holder must recognize income equal to the United States Dollar value of each Australian dollar interest payment received, based on the exchange rate in effect on the date of receipt, regardless of whether such MTN Holder actually converts such payment into United States Dollars.

Accrual Basis Taxpayers. If an MTN Holder is a taxpayer that uses an accrual method of accounting for tax purposes, such MTN Holder may determine the amount of income that such holder recognizes with respect to each Australian dollar interest payment using one of two methods. Under the first method, such MTN Holder will determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year.

If such MTN Holder elects the second method, such MTN Holder would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period, or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if such MTN Holder receives a payment of interest within five business days of the last day of such MTN Holder’s accrual period or taxable year, such MTN Holder may instead translate the interest accrued into United States Dollars at the exchange rate in effect on the day that such MTN Holder actually receives the interest payment. If such MTN Holder elects the second method it will apply to all debt instruments that such MTN Holder holds at the beginning of the first taxable year to which the election applies and to all debt instruments that such MTN Holder subsequently acquires. Such MTN Holders may not revoke this election without the consent of the Internal Revenue Service.

When such MTN Holders actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale or retirement of their MTNs, for which such MTN Holder accrued an amount of income, such MTN Holder will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that such MTN Holder used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether such holder actually converts the payment into United States Dollars.

For foreign tax credit limitation purposes, interest paid by the Issuer on the MTNs will be income from sources outside the United States and will, depending on the MTN Holder’s circumstances, be either “passive income” or “general income” for purposes of computing the foreign tax credit allowable to an MTN Holder.

5.	Purchase, Sale and Retirement of the MTNs

An MTN Holder’s tax basis in an MTN will generally be the United States Dollar cost, as defined below, of the MTN. If an MTN Holder purchases an MTN with Australian dollars, the United States Dollar cost of the MTN will generally be the United States Dollar value of the purchase price on the date of purchase. However, if such MTN Holder is a cash basis taxpayer, or an accrual basis taxpayer if such MTN Holder so elects, and the MTN is traded on an established securities market, as defined in the applicable United States Treasury regulations, the United States Dollar cost of the MTN will be the United States Dollar value of the purchase price on the settlement date of the purchase.

An MTN Holder will generally recognize gain or loss on the sale or retirement of the MTN equal to the difference between the amount such MTN Holder realizes on the sale or retirement and such MTN Holder’s tax basis in the MTN. If the MTN is sold or retired for an amount in Australian dollars, the amount realized will be the United States Dollar value of such amount on:

•	the date of disposition, if the MTNs are not traded on an established securities market, as defined in the applicable United States Treasury regulations; or

•

the settlement date for the sale, if the MTNs are traded on an established securities market, as defined in the applicable United States Treasury regulations, and the MTN Holder is a cash basis taxpayer, or an accrual basis taxpayer that so elects.

An MTN Holder will recognize capital gain or loss when such MTN Holder sells or retires the MTNs, except to the extent:

•	attributable to accrued but unpaid interest; or

•	attributable to changes in exchange rates as described below.

Capital gain of a non-corporate MTN Holder is generally taxed at preferential rates where the property is held more than one year.

An MTN Holder must treat any portion of the gain or loss that such MTN Holder recognizes on the sale or retirement of an MTN as ordinary income or loss to the extent attributable to changes in exchange rates. However, such MTN Holder takes exchange gain or loss into account only to the extent of the total gain or loss realized on the transaction.

6.	Exchange of Amounts in Other Than United States Dollars

If an MTN Holder receives Australian dollars as interest on an MTN or on the sale or retirement of an MTN, such holder’s tax basis in Australian dollars will equal its United States Dollar value when the interest is received or at the time of the sale or retirement. If such MTN Holder purchases Australian dollars, such MTN Holder generally will have a tax basis equal to the United States Dollar value of the Australian dollars on the date of the purchase. If such MTN Holder sells or disposes of Australian dollars, including if such MTN Holder uses it to purchase MTNs or exchange it for United States Dollars, any gain or loss recognized generally will be ordinary income or loss.

7.	Medicare Tax

An MTN Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the holder’s “net investment income” for the relevant taxable year and (2) the excess of the holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). An MTN Holder’s net investment income generally includes its interest income and its net gains from the disposition of MTNs, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). An MTN Holder that is an individual, estate or trust is urged to consult a tax advisors regarding the applicability of the Medicare tax to the holder’s income and gains in respect of the holder’s investment in the MTNs.

8.	Treasury Regulations Requiring Disclosure of Reportable Transactions

United States Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a “Reportable Transaction”). Under these regulations, an MTN Holder that recognizes a loss with respect to the MTNs that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above) would be required to report the loss on Internal Revenue Service Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is US$50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. An MTN Holder should consult with the holder’s tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of MTNs.

9.	Foreign Account Tax Compliance Withholding

Certain non-U.S. financial institutions must comply with information reporting requirements or certification requirements in respect of their direct and indirect United States shareholders and/or United States accountholders to avoid becoming subject to withholding on certain payments. Those non-U.S. financial institutions may accordingly be required to report information to the Internal Revenue Service regarding the holders of MTNs. MTN Holders are urged to consult their own tax advisors and any banks or brokers through which they will hold MTNs as to the consequences (if any) of these rules to them.

10.	Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and, in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. MTN Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the MTNs.

11.	Backup Withholding and Information Reporting

The Issuer is not subject to the information reporting and backup withholding requirements that are imposed by United States law with respect to certain payments of interest or principal on debt obligations. While United States Treasury regulations confirm that the information reporting and backup withholding requirements do not apply to the Registrar with respect to the MTNs, the Registrar may file information returns with the Internal Revenue Service with respect to payments on MTNs made within the United States to certain United States persons as if such returns were required of it. Under the book-entry system as operated by the Federal Reserve Bank of New York, no such information returns will be filed by the Registrar with respect to book-entry MTNs.

Brokers, trustees, custodians and other intermediaries within the United States are subject to the reporting and backup withholding requirements with respect to certain payments on the MTNs received by them for the account of certain United States persons, and foreign persons receiving payments on the MTNs within the United States may be required by such intermediaries to establish their status in order to avoid information reporting and backup withholding of tax by such intermediaries in respect of such payments. Payment of the proceeds from the sale of an MTN effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

An MTN Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the holder’s income tax liability by filing a refund claim with the IRS.

SCHEDULE B

The European Economic Area selling restriction set out on pages 39 and 40 of the Information Memorandum is deleted and replaced with the following:

“European Economic Area

In relation to each Member State of the European Economic Area, each Dealer has represented and agreed, and each further Dealer appointed under the Program will be required to represent and agree, that it has not made and will not make an offer of MTNs which are the subject of the offering contemplated by the Information Memorandum as completed by the Pricing Supplement in relation thereto to the public in that Member State, except that it may, make an offer of such MTNs to the public in that Member State:

(a)	at any time to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)

at any time to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation) subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(c)	at any time in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of MTNs referred to in (a) to (c) above shall require the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression “an offer of MTNs to the public” in relation to any MTNs in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the MTNs to be offered so as to enable an investor to decide to purchase or subscribe for the MTNs and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.”

The United Kingdom selling restriction set out on page 40 of the Information Memorandum is deleted and replaced with the following:

“United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Program will be required to represent and agree, that it has not made, and will not make an offer of MTNs which are the subject of the offering contemplated by the Information Memorandum as completed by the Pricing Supplement in relation thereto to the public in the United Kingdom, except that it may make an offer of such MTNs to the public in the United Kingdom:

(a)	at any time to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

(b)

at any time to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation) in the United Kingdom subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(c)	at any time in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (“FSMA”),

provided that no such offer of MTNs referred to in (a) to (c) above shall require the Issuer or any Dealer to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression “an offer of MTNs to the public” in relation to any MTNs means the communication in any form and by any means of sufficient information on the terms of the offer and the MTNs to be offered so as to enable an investor to decide to purchase or subscribe for the MTNs and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Other regulatory restrictions

Each Dealer has represented and agreed, and each further Dealer appointed under the Program will be required to represent and agree, that:

(i)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any MTNs in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(ii)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any MTNs in, from or otherwise involving the United Kingdom.”

The Hong Kong selling restriction set out on page 40 of the Information Memorandum is deleted and replaced with the following:

“Hong Kong

Each Dealer acknowledges and agrees that the MTNs have not been authorised by the Hong Kong Securities and Futures Commission. Each Dealer has represented and agreed, and each further Dealer under the Program will be required to represent and agree, that:

(a)

it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any MTNs (except for MTNs which are a “structured product” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“Securities and Futures Ordinance”)) other than (a) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b)

it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the MTNs, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to MTNs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.”

The Japan selling restriction set out on page 40 of the Information Memorandum is deleted and replaced with the following:

“Japan

The MTNs have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (“Financial Instruments and Exchange Act”) and, accordingly, each Dealer has represented and agreed, and each further Dealer appointed under the Program will be required to represent and agree, that, unless an applicable Pricing Supplement (or another supplement to the Information Memorandum) otherwise provides, it has not offered or sold nor will it offer or sell any MTNs directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, Paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Act

(Act No. 228 of 1949, as amended)) or to others for re-offering or resale, directly or indirectly, in Japan or for the benefit of a resident in Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.”

The New Zealand selling restriction set out on page 41 of the Information Memorandum is deleted and replaced with the following:

“New Zealand

Each Dealer has represented and agreed that:

(a)	it has not offered or sold, and will not offer or sell, directly or indirectly, any MTNs; and

(b)	it has not distributed and will not distribute, directly or indirectly, any offering materials or advertisement in relation to any offer of MTNs,

in each case in New Zealand other than:

(i)

to persons who are “wholesale investors” as that term is defined in clauses 3(2)(a), (c) and (d) of Schedule 1 to the Financial Markets Conduct Act 2013 of New Zealand (“FMC Act”), being a person who is:

(A)	an “investment business”;

(B)	“large”; or

(C)	a “government agency”,

in each case as defined in Schedule 1 to the FMC Act; or

(ii)

in other circumstances where there is no contravention of the FMC Act, provided that (without limiting paragraph (i) above) MTNs may not be offered or transferred to any “eligible investors” (as defined in the FMC Act) or any person that meets the investment activity criteria specified in clause 38 of Schedule 1 to the FMC Act.”

The Singapore selling restriction set out on pages 41 and 42 of the Information Memorandum is deleted and replaced with the following:

“Singapore

Each Dealer has acknowledged, and each further Dealer appointed under the Program will be required to acknowledge, that the Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore.

Accordingly, each Dealer has represented, warranted and agreed, and each further Dealer appointed under the Program will be required to represent, warrant and agree, that it has not offered or sold any MTNs or caused the MTNs to be made the subject of an invitation for subscription or purchase and will not offer or sell any MTNs or cause the MTNs to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, the Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the MTNs, whether directly or indirectly to persons in Singapore other than:

(a)	to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA; or

(b)	to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

In the case of the MTNs being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the SFA, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the MTNs are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).”

Exhibit C

Subscription Agreement

Dated 19 January 2026

Inter-American Development Bank (“Issuer”)

Lead Managers and Dealers

Australia and New Zealand Banking Group Limited (“ANZ”)

Daiwa Capital Markets America Inc. (“Daiwa”)

Royal Bank of Canada (“RBC”)

King & Wood Mallesons

Level 61

Governor Phillip Tower

1 Farrer Place

Sydney NSW 2000

Australia

T +61 2 9296 2000

F +61 2 9296 3999

DX 113 Sydney

www.kwm.com

Ref: PJH:TJH

Subscription Agreement

Date:	19 January 2026

Parties:	INTER-AMERICAN DEVELOPMENT BANK of 1300 New York Avenue N.W., Washington, D.C. 20577, United States of America (“Issuer”);

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED (ABN 11 005 357 522) of Level 5, ANZ Tower, 242 Pitt Street, Sydney NSW 2000, Australia (“ANZ”);

DAIWA CAPITAL MARKETS AMERICA INC. of 49th Floor, 1251 Avenue of the Americas, New York, NY 10020, United States of America (“Daiwa”); and

ROYAL BANK OF CANADA (ABN 86 076 940 880) of Level 59, 25 Martin Place, Sydney NSW 2000, Australia (“RBC”)

(each of ANZ, Daiwa and RBC a “Lead Manager” and “Dealer”, and collectively, the “Lead Managers” and “Dealers”).

Recitals:

A.

The Issuer has established a medium term note program in connection with which it entered into a dealer agreement dated 16 July 1999 as amended by a side letter dated 18 September 2009 (“Dealer Agreement”) and made between the Issuer and Westpac Banking Corporation as arranger and dealer.

B.	The Issuer proposes to issue A$1,000,000,000 4.60% Medium Term Notes due 21 July 2031 owing under the Deed Poll (“MTNs”) and the Dealers wish to subscribe for such MTNs.

C.

Under clause 15.3 of the Dealer Agreement, the Issuer may appoint a “Dealer” to the Program for a single Tranche (each such Dealer a “New Dealer”). The Issuer nominates each of ANZ, Daiwa and RBC as a New Dealer under the Dealer Agreement in respect of the Tranche to which the MTNs relate (“Tranche”).

Operative provisions:

1	Interpretation

1.1	Subject to clause 1.2, words and expressions defined in the Dealer Agreement have the same meanings in this agreement unless the contrary intention appears.

1.2	A reference to a Dealer in this agreement is a reference to the Dealers party to this agreement.

1.3	In the event of any conflict or inconsistency between the provisions of this agreement and the Dealer Agreement, the provisions of this agreement apply.

2	Dealers and Documents

2.1	Each New Dealer confirms its appointment as a “Dealer” under the Dealer Agreement to the Tranche. Each New Dealer acknowledges that it will, in respect of the Tranche:

(a)	be treated in all respects as if it had been an original party to the Dealer Agreement as a Dealer; and

(b)

have rights against, and liabilities towards, each of the other parties to the Dealer Agreement identical to those which the New Dealer would have had if it had been an original party to the Dealer Agreement.

Each New Dealer confirms its acceptance of all the provisions of the Dealer Agreement.

2.2	Each New Dealer:

(a)	acknowledges that it has received a copy of the Dealer Agreement and the Information Memorandum dated 18 December 2009 (“Information Memorandum”); and

(b)	confirms that the documents referred to in clause 3.1 of the Dealer Agreement have been received or waived and are in form and substance satisfactory to it.

2.3	The Issuer appoints each Dealer to act as a Lead Manager in respect of the Tranche and each Dealer accepts its appointment as a Lead Manager on the terms of the Dealer Agreement.

3	Subscription of the MTNs

3.1

The Issuer agrees to issue and sell the MTNs in accordance with the provisions of this agreement and the Dealer Agreement and the Dealers (in the amount set out in the table below) severally agree with the Issuer to subscribe for the MTNs on the terms and conditions set out in the Information Memorandum as supplemented, modified or replaced by the Pricing Supplement (defined below) in immediately available funds on 21 January 2026 or such other date as is agreed by the Issuer and the Dealers (“Issue Date”) at the purchase price specified in the third column in the table below (being the issue price of 99.765% of the aggregate principal amount of the MTNs, less the aggregate dealer fee of 0.096% (“Purchase Price”)) plus (if the Issue Date is postponed) any accrued interest in respect of the MTNs through the Austraclear System or in such manner as may be separately agreed between them.

Name of Dealer	Principal Amount (A$)	Purchase Price (A$)
Australia and New Zealand Banking Group Limited	333,333,000	332,229,668
Daiwa Capital Markets America Inc.	333,333,000	332,229,668
Royal Bank of Canada	333,334,000	332,230,664

Total	1,000,000,000	996,690,000

3.2

The Issuer confirms that it has approved a pricing supplement (“Pricing Supplement”) dated 19 January 2026 in connection with the issue of the MTNs and authorises the Dealers to distribute copies of the Information Memorandum and the Pricing Supplement and any other documents prepared in connection with the Program and the issue of the MTNs, in connection with the offering and sale of the MTNs in accordance with the provisions of the Dealer Agreement.

3.3	Except as expressly provided in this agreement, the obligations of the Issuer and each of the Dealers under this agreement are individual and independent and:

(a)	the failure of one of them to comply with its obligations under this agreement does not relieve the others of any of their respective obligations;

(b)	no one of them is responsible for the failure of the others to comply with their obligations under this agreement; and

(c)	each of them may separately enforce its rights against the others.

3.4	Notwithstanding clause 3.1, the parties agree that settlement will take place between the Issuer and the Dealers in accordance with accepted market practice pursuant to which:

(a)	the total Purchase Price (being A$996,690,000) for the MTNs will be paid by RBC to the Issuer on such basis and in accordance with such arrangements as are agreed between them;

(b)	the MTNs will be issued to RBC against payment of the total Purchase Price to the Issuer; and

(c)

RBC will deliver to ANZ and Daiwa MTNs in a Principal Amount as set out in the table in clause 3.1 against payment by ANZ and Daiwa of its respective Purchase Price for those MTNs as set out in the table in clause 3.1 through the Austraclear System or in such other manner or in such other Principal Amount as may be separately agreed between them, provided that nothing in this clause 3.4 relieves the Issuer from the obligation to sell the MTNs and the Dealers from their respective obligations to purchase the MTNs as set out in clause 3.1, it being understood that the Dealers do not by virtue of this clause 3.4 assume any credit risk or liability arising from the failure of the Issuer to perform its obligations.

4	Dealer Agreement

For the purposes of the Dealer Agreement:

(a)	the MTNs are MTNs as defined in the Dealer Agreement;

(b)	this agreement is a Subscription Agreement and includes the terms of appointment contained in the Dealer Confirmation for the purposes of clause 15.3 of the Dealer Agreement;

(c)	each Dealer is, for the purposes of the MTNs, a Dealer on the terms set out in the Dealer Agreement; and

(d)	the selling restrictions set out in Schedule 7 of the Dealer Agreement are amended as set out in the Information Memorandum and the Pricing Supplement.

5	Conditions precedent

If any of the conditions in clause 3.2 of the Dealer Agreement are not satisfied or are not waived by the Issue Date, the Dealers are entitled to terminate this agreement and the Dealers are released from their respective obligations under it, without prejudice to the obligations of the Issuer in respect of costs, charges and expenses of the Dealers incurred prior to or in conjunction with such termination.

6	Fees

The Issuer agrees to pay to the Dealers on the Issue Date an aggregate dealer fee (“Fee”) of 0.096% of the aggregate principal amount of the MTNs (being A$960,000). The Issuer shall pay such Fee by accepting the Purchase Price set out in clause 3.1 above (which amount is calculated to include a deduction for such Fee).

The payment of certain out-of-pocket costs and expenses relating to the issue of the MTNs will be dealt within a separate side letter to be dated the date of this agreement.

7	Singapore Securities and Futures Act product classification

The Dealers acknowledge that, in the case of the MTNs being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act 2001 of Singapore (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the MTNs are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

8	Joint activities

8.1	The Dealers acknowledge that:

(a)	they have agreed to come together to assist the Issuer to execute the offer and issuance of the MTNs and their distribution; and

(b)	they have, in order to give effect to their intention, severally agreed to their respective obligations on the terms of this agreement.

8.2

In particular, without limiting the foregoing, the parties acknowledge that activities undertaken jointly by the Dealers (including, without limitation, the bookbuild process, any communication with potential investors or the holders of the MTNs, the determination of and the agreement to severally sell the MTNs at the reoffer price and pay the Purchase Price of the MTNs, the allocation process, the restriction on offers of MTNs and any obligations relating to the promotion of a secondary market in the MTNs) are for the purposes of and reasonably necessary for the implementation and execution of the offer and issuance of the MTNs and their distribution.

9	Communications

All notices under this agreement must be in writing and may be given:

(a)	in the case of notification to the Issuer, in accordance with clause 13 of the Dealer Agreement. For this purpose, the Issuer’s telephone number is now +1 202 623 1310; and

(b)	in the case of notification to the Dealers, to:

Australia and New Zealand Banking Group Limited

Level 5, ANZ Tower

242 Pitt Street

Sydney NSW 2000

Australia

Telephone: +61 2 8037 0200

Email: sydneysyndicate@anz.com

Attention: Head of Bond Syndicate, Global Markets

Daiwa Capital Markets America Inc.

1251 Avenue of the Americas

49th Floor

New York, NY 10020

United States of America

Telephone: + 1 212 612 7000

Email: dcm@us.daiwacm.com

Attention: Investment Banking

Royal Bank of Canada

Level 59

25 Martin Place

Sydney NSW 2000

Australia

Telephone: +61 2 9033 3033

Email: apacsyndicate@rbccm.com

Attention: Head of Debt Capital Markets

10	Governing law and jurisdiction

The provisions of clause 17 of the Dealer Agreement are incorporated by reference in this agreement.

11	Counterparts

This agreement may be executed in any number of counterparts and the counterparts taken together constitute one and the same instrument.

EXECUTED as an agreement.

Execution pages for Subscription Agreement

ISSUER

SIGNED by GUSTAVO ALBERTO DE ROSA on behalf of INTER-AMERICAN DEVELOPMENT BANK:	) ) ) ) ) ) ) ) ) ) ) )	/s/ Gustavo Alberto De Rosa Gustavo Alberto De Rosa Chief Financial Officer and General Manager, Finance Department

DEALERS

SIGNED by as attorney for AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED under power of attorney:	) ) ) ) ) ) ) ) ) ) ) ) ) ) )	/s/ Darren Sloane Executive Director, Debt Syndicate By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

SIGNED by for DAIWA CAPITAL MARKETS AMERICA INC. as its authorised signatory:	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

/s/ Jose C. Padilla

Name: Jose C. Padilla

Title: Managing Director

By executing this agreement the authorised signatory states that the authorised signatory has received no notice of revocation of the authorisation to sign

SIGNED by and as attorneys for ROYAL BANK OF CANADA under power of attorney:	) ) ) ) ) ) ) ) ) ) ) ) ) ) )	/s/ Jennifer Hellerud /s/ Harald Eikeland Director RBC Capital Markets By executing this agreement each attorney states that the attorney has received no notice of revocation of the power of attorney